FOR IMMEDIATE RELEASE

CONTACT:  James S. Bury, Chief Financial Officer    Daniel M. Junius or
          PremiumWear, Inc.                         Timothy D. Althof
          Phone: 612-979-1700, ext. 5034            New England Business Service
          Web site: www.premiumwear.com             Phone: 978-448-6111


                   PREMIUMWEAR, INC. AGREES TO BE ACQUIRED BY
                       NEW ENGLAND BUSINESS SERVICE, INC.

         MINNETONKA, MINN., MAY 30, 2000 - PremiumWear, Inc. (Nasdaq:WEAR) and New England Business Service, Inc. (NYSE:NEB) announced today that the companies have signed a definitive agreement under which New England Business Service will acquire all outstanding shares of PremiumWear stock for $13.50 per share, payable in cash. New England Business Service (NEBS) supplies a wide variety of business products and services to 2.5 million small businesses in the United States, Canada, France and the United Kingdom.

         In accordance with the terms of the agreement, a subsidiary of NEBS will commence a tender offer for all of the outstanding shares of PremiumWear common stock at $13.50 per share in cash by no later than June 9, 2000. The tender offer will be subject to at least a majority of the outstanding PremiumWear shares, on a fully diluted basis, being validly tendered and not withdrawn. The tender offer will also be subject to regulatory approvals and other customary conditions. Any shares not acquired in the tender offer will be acquired at $13.50 per share in cash in a subsequent merger. PremiumWear and NEBS expect that the transaction will be consummated in early July.

         The transaction is valued at approximately $40 million, based on the current number of outstanding shares and options of PremiumWear common stock, and NEBS's assumption of approximately $2.2 million in existing PremiumWear debt.

         Thomas D. Gleason, Chairman of PremiumWear's Board of Directors, commented, "PremiumWear is pleased to be joining forces with New England Business Service. Our Board of Directors believes the transaction is fair to our shareholders and, furthermore, will capitalize on the unique strengths of both companies in the marketplace."

         Commenting on the merger, PremiumWear President and CEO, David E. Berg said, "Our merger with NEBS offers tremendous synergy. PremiumWear immediately becomes an internal source for NEBS's growing work wear business. We believe our design, procurement, embroidery and fulfillment capabilities will strengthen NEBS's offering in this product area. For PremiumWear, NEBS offers access to the financial and technological resources that should provide additional growth opportunities, improve efficiencies, and enhance customer service. We truly believe the merger will benefit PremiumWear customers and employees, while providing an immediate return to our shareholders."



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PREMIUMWEAR-NEBS MERGER/PAGE 2

         Robert J. Murray, NEBS Chairman and CEO, commented, "During the past two years we have experienced strong growth in our work wear business, and the acquisition of PremiumWear, a leading supplier of promotional apparel, provides us with an internal source for high-quality work wear. We believe one of the keys to this transaction is the PremiumWear management team, which will continue to grow their current business without disruption while also providing expertise for NEBS's growing work wear business."

         Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by New England Business Service with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by PremiumWear with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by New England Business Service and PremiumWear at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to New England Business Service Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to PremiumWear Investor Relations.

         PremiumWear, Inc., based in Minnetonka, Minn., designs, sources and markets knit and woven shirts and other apparel and accessories to the promotional products/advertising specialty industry (PPAI/ASI) and to golf pro and resort shops. PremiumWear's products are marketed under its Page & Tuttle(R) and Pickering brands and the licensed Munsingwear(R) and Field & Stream(R) brands. The Company markets on a commission basis additional, complementary branded products to the promotional products/advertising specialty industry. These branded product lines include: California Outerwear, Burk's Bay(TM) leather outerwear and accessories, Winona Knitting Mills sweaters, CROAKIES(R) eyewear restraints and other accessories, and Softspikes(R) golf accessories.

         New England Business Service, Inc. is a leading supplier of business forms and other products and services to 2.5 million active small business customers in the United States, Canada, the United Kingdom and France. NEBS's products and services are marketed through direct mail, telesales, dealers and the Internet.

         This report contains "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 which reflect management's current expectations or beliefs. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made, as listed in the Management's Discussion and Analysis section of the Company's 1999 Annual Report to Shareholders and its quarterly reports filed with the SEC on Form 10-Q.

         PremiumWear and New England Business Service are not responsible for updating the information contained in this press release beyond the published date, nor for changes made to this document by wire services or Internet service providers.


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